Exhibit 99.1



THE DIXIE GROUP

May 2007



Forward-Looking Statements

Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.



Dixie History

- **Began operations in 1920**

- **Grew floorcovering business from 1993 and exited textiles in 1999 - now 100% floorcovering**

- **Eight acquisitions from 1993 through 2000**

- **Sold factory-built housing and needlepunch carpet operations in 2003**

- **Commitment to brands and upper-end market**



Dixie Today

- **Profitable, growing company with strong brands in the upper-end market**

- **Strong balance sheet**

- **Diversified customer base**
  - Top 20 carpet customers - 17% of total carpet sales
  - Top 40 carpet customers - 21% of total carpet sales



Dixie Carpet and Rug Sales by End Market

High-End
Commercial,
32%

High-End
Residential,
68%

Year 2006



Residential Positioning of The Dixie Group

ESTIMATED TOTAL WHOLESALE MARKET FOR CARPETS AND RUGS: VOLUME AND PRICE POINTS

Positioning of Dixie Brands by Price Point Segment

ESTIMATED DATA

BROADLOOM RESIDENTIAL SALES = $7.6 Billion

35% Market Share

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

Dixie Home

Masland

Fabrica

$0 $14 $21 $28 $35 $42 $49

< $7
INDUSTRY AVERAGE

PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dollar Sales Growth vs. Carpet Industry

BROADLOOM CARPET SALES DOLLARS

CHANGE PER YEAR – 2002 THROUGH 1st QT 2007


15%
10%
5%
0%
-5%
Precent Change
2002
2003
2004
2005
2006
Dixie - CAGR 2002 - 2006 12.6%
Industry - CAGR 2002 - 2006 4.1%

Sales in the 1st QT of this year were very soft. Compared with the 1st QT of the prior year, the industry's sales were down 9.8% and our sales were down over 6.3% Over half of the decline in our sales was due to one customer whose business was extremely weak. Sales to our other customers were only down 2.9%.



Dixie High-End Residential Sales



Masland, 42%

Dixie Home, 32%

Fabrica, 26%

Year 2006



Residential Broadloom - Dixie Home

- **Launched in 2003**

- **Fulfill market need for third player**
  - o **Well-styled moderate to upper priced line**

- **Leverage needed by fiber suppliers for market access**
  - o **Branded high-styled goods - not *"me too"***
  - o **Support fiber suppliers' branded products**

- **Selective distribution strategy attractive to retailers**

- **Long-term growth potential well above industry average**
  - o **Significant sales growth expected to continue with existing products and new *"Dixie Home and Office"* Collection to be introduced in 2007**





THE DIXIE GROUP

Masland Residential Sales



Year 2006



Masland Residential

- **Leading high-end brand with reputation for development of products with innovative styling, design and color**

- **High-end retail/designer driven**

- **Hand crafted and imported rugs**

- **Growth initiative –**
  - Increasing product introductions to increase market penetration
  - Wool products introduced - 2007





Fabrica Residential Sales



Year 2006



Fabrica Residential

- **Premium high-end brand**
  - o **Leader in styling/patterns/color**

- **Designer focused**

- **Hand crafted and imported rugs**

- **New products, heightened focus on retail penetration and wool products will drive growth**

FABRICA
FINE CARPET & RUGS



THE DIXIE GROUP

Masland Contract Sales



Hospitality, 26%

Assisted Living, 5%

Retail Stores, 20%

Store Planning, 10%

Other, 5%

Corporate, 34%

Year 2006

Channels: Interior Design Specifier and Commercial End User



Masland Contract

- **Good and growing position with premium brand**

- **Designer focused**

- **Strong national account base**

- **Strong growth driven by *"Energy Collection"***
  - o Contract carpet sales grew 8% in 2003, 15% in 2004, 12% in 2005 and 6% in 2006
  - o Expected to grow significantly in 2007

- **Potential opportunities**
  - o Invested in modular/carpet tile
  - o Shipment began 3rd QT 2006 - impact 2007

Masland
c o n t r a c t



Carpet Tile (Modular)

- **Specified commercial market $2.6 billion**

- **Carpet tile has grown significantly faster than broadloom commercial products in recent years**

- **Carpet tile products represent approximately 1/3 of the sales to the specified commercial market and over half of sales to the corporate office market**

- **We invested in equipment, with the capacity to produce products that have an annual sales value of approximately $40.0 million and developed high-end modular/carpet tile products in 2005 and 2006**

- **The new modular/carpet tile products have been extremely well received in the market place and sales began in late 2006**

- **First quarter 2007 sales were over $800,000 and the loss from this start-up operation was less than $300,000**

- **We expect sales to grow with our modular/carpet tile products contributing to our operating profits by the last half of this year**



The Energy Line has Contributed Significantly to Strong Commercial Growth

- The Energy Line was started from the ground up in 2002 and generated over $31.5 million of sales for Masland in 2006
- Approximately half is sold through our residential sales force and the other half is sold through our contract sales force
- Introduced 1 new product in 2005 and 7 new products in 2006
- Year-over-year sales grew 2% in the first quarter 2007

ENERGY LINES SALES





Masland Contract has Performed Better than the U.S. Commercial Carpet Market

- **Started in 1993 – significant growth in the 1990's**
- **From 1999 to 2002, Masland Contract performed at about the same rate as the market**
- **Masland developed its Energy commercial product line in 2002**
- **Masland's CAGR in 2003 through 2006 was 9.0% compared with 5.6% for the market**
- **In the 1st QT 2007, Masland's year-over-year sales declined .4%, while the market grew 1%**

COMMERCIAL CARPET SALES

CHANGE INDEX (1997 = Base Year)

Indexed versus 1997

◆ **Masland Contract**

■ **Commercial**

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006


THE DIXIE GROUP

Dixie Sales Continuing Operations
($ in millions)

Year	Carpet Sales	Yarn Sales	Total
2002	$197	$26	$223
2003	$217	$17	$234
2004	$274	$18 (1)	$292
2005	$305	$14	$319
2006	$314	$17	$331

■ **Carpet Sales** ■ **Yarn Sales**

(1) - Includes sales related to disposal of North GA operations



Dixie Operating Income
($ in millions)



$24.1 (1) $2.8 (2) $25.6 (3) $19.8 $19.5

2002   2003   2004   2005   2006

(1) - Includes $3.2 million net gains from the sale of facilities and impairments

(2) - Includes $11.4 million of impairments and charges

(3) - Includes LIFO liquidation that increased operating income by $2.3 million in 2004



THE DIXIE GROUP

1st Qtr. Sales



$79.2

$4.2

$75.0

2006

$74.5

$4.3

$70.2

2007

■ **Carpet** □ **Yarn & Other Sales**

1st Qtr. Operating Income



$3.2

2006

$1.9

2007



Dixie Capital Structure
($ in millions)

	Mar 30, 2007
Debt:	
Senior Debt	$ 68.5
Subordinated Debt	22.2
	$ 90.7
Equity	136.1
Total Capitalization	$ 226.8
Debt to Total Capitalization:	
Senior Debt	30.2%
Subordinated Debt	9.8%
Total Debt	40.0%



THE DIXIE GROUP

Current Business Conditions

- **Carpet industry's business soft:**

	Sales Dollars	
	Dixie	**Industry**
1st QT 2007	**-6.3%**	**-9.8%**

- **Our sales were very soft in the 1st QT of this year, down over 6% from the prior year 1st QT. Over half of the decline was due to one customer whose business was extremely weak. Sales to our other customers were down 2.9%.**

- **Our major raw material supplier has announced a price increase, effective June 1, 2007, in the 3% range.**

- **We believe the industry will show unfavorable sales comparisons with prior-year periods until the latter part of this year.**

- **Residential replacement and builder markets struggling.**

- **Commercial business is stronger with a continued movement to modular or tile products.**

- **More relative strength in higher-end categories of residential and commercial markets.**

- **Despite the market weakness, we expect our sales to continue to outpace the industry.**



Outlook

- **Although the industry is experiencing a difficult period and raw material prices are increasing, we are encouraged by several factors:**

  o **Favorable sales comparison to the industry**

  o **Improved average selling prices and product mix. Our average selling prices were over $21 per square yard in the 1st QT of this year, up from under $20 per square yard in the 1st QT 2006**

  o **Higher gross margin as a percentage of sales in the 1st QT of this year compared with the prior year**

  o **Improved quality in our operations has lowered cost**

  o **Sales of modular/carpet tile is beginning to lessen the impact of start-up costs**

  o **Sales prices of our products will increase by the end of the 2nd QT of this year to recoup raw material and other cost increases**

  o **We have invested significantly in our facilities for future growth in 2005 and 2006. While we will continue to invest in new technologies, we anticipate the ability to accommodate over 40% growth without major expenditures in our infrastructure.**

  o **Growth should cover more of the fixed costs associated with the investments we made when business conditions improve**